UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

TRANSALTA CORP.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

89346D107

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing in this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13G

CUSIP No. 89346D107

1)	Name of Reporting Person Bank of Montreal
2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With:	5)	Sole Voting Power: 18,913,282 (1)
	6)	Shared Voting Power: 700(1)(2)
	7)	Sole Dispositive Power: 18,915,154 (1)
	8)	Shared Dispositive Power: 700(1)(2)
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 18,915,854(1)(2)
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11)	Percent of Class Represented by Amount in Row (9) 6.8766%
12)	Type of Reporting Person HC, FI

(1)	Of the shares reported, 18,000,554 shares are held indirectly by Bank of Montreal’s subsidiaries, BMO Nesbitt Burns Inc., BMO Asset Management, Inc., BMO Harris Bank N.A., BMO Harris Investment Management Inc. and F&C Asset Management, P.L.C. Of the shares reported, Bank of Montreal beneficially owns 915,300 or 0.33%, of the subject securities, over which it has sole voting power and sole dispositive power.
(2)	Beneficial ownership of 700 shares is specifically disclaimed. See Item 4.

SCHEDULE 13G

CUSIP No. 89346D107

1)	Name of Reporting Person BMO Nesbitt Burns Inc.
2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With:	5)	Sole Voting Power: 11,156,364
	6)	Shared Voting Power: 0
	7)	Sole Dispositive Power: 11,156,364
	8)	Shared Dispositive Power: 0
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 11,156,364
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11)	Percent of Class Represented by Amount in Row (9) 4.06%
12)	Type of Reporting Person FI

SCHEDULE 13G

CUSIP No. 89346D107

1)	Name of Reporting Person BMO Asset Management Inc.
2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With:	5)	Sole Voting Power: 5,914,679
	6)	Shared Voting Power: 0
	7)	Sole Dispositive Power: 5,914,679
	8)	Shared Dispositive Power: 0
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 5,914,679
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11)	Percent of Class Represented by Amount in Row (9) 2.15%
12)	Type of Reporting Person FI

SCHEDULE 13G

CUSIP No. 89346D107

1)	Name of Reporting Person BMO Harris Bank N.A.
2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5)	Sole Voting Power: 0
	6)	Shared Voting Power: 700(1)
	7)	Sole Dispositive Power: 0
	8)	Shared Dispositive Power: 700(1)
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 700(1)
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11)	Percent of Class Represented by Amount in Row (9) 0.000%
12)	Type of Reporting Person BK

(1)	Beneficial ownership of 700 shares is specifically disclaimed. See Item 4.

SCHEDULE 13G

CUSIP No. 89346D107

1)	Name of Reporting Person BMO Harris Investment Management Inc.
2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With:	5)	Sole Voting Power: 11,639
	6)	Shared Voting Power: 0
	7)	Sole Dispositive Power: 11,639
	8)	Shared Dispositive Power: 0
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 11,639
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11)	Percent of Class Represented by Amount in Row (9) 0.000%
12)	Type of Reporting Person IA, FI

SCHEDULE 13G

CUSIP No. 89346D107

1)	Name of Reporting Person F&C Asset Management, P.L.C.
2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization Scotland
Number of Shares Beneficially Owned by Each Reporting Person With:	5)	Sole Voting Power: 0
	6)	Shared Voting Power: 0
	7)	Sole Dispositive Power: 1,872
	8)	Shared Dispositive Power: 0
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,872
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11)	Percent of Class Represented by Amount in Row (9) 0.00%
12)	Type of Reporting Person FI

SCHEDULE 13G

CUSIP No. 89346D107

ITEM 1(a).	Name of Issuer.

Transalta Corp.

ITEM 1(b).	Address of Issuer’s Principal Executive Offices.

110 12th Ave. SW Box 1900 Station M

Calgary, Alberta, Canada T2P 2M1

ITEM 2(a).	Names of Persons Filing.

Bank of Montreal and its subsidiaries, BMO Nesbitt Burns Inc., BMO Asset

Management, Inc., BMO Harris Bank N.A. and BMO Harris Investment

Management Inc., and F&C Asset Management, P.L.C.

ITEM 2(b).	Address of Principal Business Office or, if none, Residence.

Bank of Montreal

1 First Canadian Place

Toronto, Ontario, Canada M5X 1A1

BMO Nesbitt Burns Inc.

IBG Finance Dept.

FCP – 7th Floor

Toronto, ON M5X 1H3 Canada

BMO Asset Management, Inc.

Royal Trust Tower

77 King Street West

Suite 4200

Toronto, ON M5K 1J5 Canada

BMO Harris Bank N.A.

111 West Monroe Street

Floor 6E

Chicago, IL 60690

BMO Harris Investment Management Inc.

1 First Canadian Place

P.O. Box 150

9th Floor

Toronto, ON M5X 1H3 Canada

F&C Asset Management, P.L.C.

Exchange House

Primrose Street

London, EC2A 2NY

ITEM 2(c).	Citizenship or Place of Organization.

Bank of Montreal is organized under the laws of Canada. BMO Nesbitt Burns Inc. is organized under the laws of Canada. BMO Asset Management, Inc. is organized under the laws of Canada. BMO Harris Bank N.A. is organized under the laws of the United States. BMO Harris Investment Management Inc. is organized under the laws of Canada. F&C Asset Management P.L.C. is organized under the laws of Scotland.

ITEM 2(d).	Title of Class of Securities.

Common Stock

ITEM 2(e).	CUSIP Number.

89346D107

ITEM 3.	If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☒	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☒	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

(g)	☒	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☒	A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Section 240.13d-1(b)(1)(ii)(K).

ITEM 4.	Ownership.

The information contained in Items 5 – 11 on the cover pages is incorporated herein by reference. The information included in Items 5-11 for Bank of

Montreal and BMO Harris Bank N.A. includes 700 shares held in one or more employee benefit plans where BMO Harris Bank N.A., as directed trustee, may be viewed as having voting or dispositive authority in certain situations pursuant to SEC and Department of Labor regulations or interpretations. Pursuant to Rule 13d-4 under the Act, inclusion of such shares in this statement shall not be construed as an admission that the Reporting Person or its subsidiaries are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owners of such securities.

ITEM 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [            ].

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Bank of Montreal is reporting on this Schedule 13G securities held by it and through its subsidiaries, BMO Nesbitt Burns Inc., BMO Asset Management, Inc., BMO Harris Bank N.A. and BMO Harris Investment Management Inc. and F&C Asset Management, P.L.C. as fiduciaries for certain employee benefit plans, trust and/or customer accounts. As a result, participants in the plans, trust beneficiaries and customers are entitled to receive, or have the power to direct the receipt of, dividends and proceeds from the sale of such securities. No such person is known to have such an interest relating to more than five percent of the class of subject securities.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Bank of Montreal is the ultimate parent company of BMO Nesbitt Burns Inc., a non-U.S. institution, BMO Asset Management Inc., a non-U.S. institution, BMO Harris Bank N.A., a bank as defined in section 3(a)6 of the Act, BMO Harris Investment Management, Inc., an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 and a non-U.S. institution, and F&C Asset Management, P.L.C, a non-U.S. institution.

ITEM 8.	Identification and Classification of Members of the Group.

Not Applicable.

ITEM 9.	Notice of Dissolution of Group.

Not Applicable.

ITEM 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of the 13th day of February, 2015.

BANK OF MONTREAL

/s/ Barbara Muir
Barbara Muir
SVP, Deputy General Counsel Corporate Affairs & Corporate Secretary

BMO HARRIS INVESTMENT MANAGEMENT, INC.

*

BMO ASSET MANAGEMENT, INC.

*

BMO HARRIS BANK N.A.

*

BMO NESBITT BURNS, INC.

*

F&C ASSET MANAGEMENT P.L.C.

*

*	Pursuant to Power of Attorney filed as Exhibit 2 to Schedule 13G filed on February 14, 2014 by Reporting Persons named herein (File No. 005-59405), which is incorporated by reference.